NEWS RELEASE

GALEN HOLDINGS PLC

DISPOSAL OF UK BUSINESSES

Craigavon, Northern Ireland, UK/Rockaway, New Jersey, US, 29 April 2004 - Galen Holdings PLC (LSE:GAL, NASDAQ: GALN), ("Galen"), the specialty pharmaceutical company, today announces that it has disposed of its United Kingdom based pharmaceutical product sales and marketing business, (the "Business"), for a total cash consideration of L40 million ($72 million). In the year ended 30 September 2003, the Business achieved sales of $32.9 million (2002: $31.1 million). As at 30 September 2003, the net assets of the Business were L3.0 million.

The Business sells a range of pharmaceutical products in the UK and Ireland. These include Kapake (R), an analgesic, Regurin (R) for incontinence and Loestrin (R), an oral contraceptive.

The purchaser of the Business is a company under the control of Dr. Allen McClay, the founder and a former Chairman of Galen.

In a separate transaction Galen also today announces an agreement to dispose of its sterile fluids solutions business, (the "Ivex Business"), for a total cash consideration of L2.5 million ($4.5 million) plus working capital. In the year ended 30 September 2003, the Ivex Business achieved sales of $12.0 million (2002: $13.7 million). At 30 September 2003, the net assets of the Ivex Business were $4.5 million.

The purchaser of the Ivex Business is Gambro BCT, a company headquartered in Lakewood, Colorado, USA. Gambro BCT is a world leader in blood bank technologies, automated blood collection and processing, pathogen reduction techniques and value-added blood and cell based therapeutic services. Gambro BCT is a fully owned subsidiary of Gambro AB of Sweden. The Ivex Business will be incorporated into Gambro BCT as of May 10, 2004.

Commenting on the disposals, Roger Boissonneault, Chief Executive of Galen said:

"For some time now we have indicated that we intend to focus our business primarily on the US market where we have enjoyed excellent growth in recent years. We no longer see the UK and Irish markets as core and are pleased to sell these businesses to new owners who intend to develop them forward. We wish all those involved in these businesses every success in the future."

Galen is based in Craigavon, Northern Ireland and Rockaway, New Jersey, US. Since the acquisition of Warner Chilcott PLC in September 2000, Galen has been successfully transformed into a specialty pharmaceutical company, principally focused on the women's healthcare and dermatology markets in the United States.

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For further information please contact:
Galen Holdings PLC
David G. Kelly, Sr. Vice President, Finance and Planning:	Tel:	44 (0) 28 3836 3634

Financial Dynamics
Andrew Dowler	Tel:	44 (0) 207 831 3113

For further information on Galen, please visit www galenplc com

Note:

Forward looking statements in this press release including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.